

Mail Stop 3561

June 8, 2016

Peter Maag, Ph.D.
Chief Executive Officer
CareDx, Inc.
3260 Bayshore Boulevard
Brisbane, California 94005

> **Re:** **CareDx, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 27, 2016**
> **File No. 333-211700**

Dear Dr. Maag:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 8

1. Please disclose in the footnotes to the table whether any of the selling shareholders, other than the persons affiliated with Gagnon Securities, LLC, is a broker-dealer or an affiliate of a broker-dealer. For example, we note the disclosure in your Form 10-Q for the quarterly period ended March 31, 2016 that M.M. Dillon received placement agent warrants to purchase 100,000 shares of the company's common stock. Also, identify in the footnotes to the table the amount of shares that any of the selling shareholders that is a broker-dealer or is affiliated with a broker-dealer received as compensation for acting as a private placement agent.

2. We note that some selling shareholders are affiliates of a broker-dealer. Please disclose for each affiliate of a broker-dealer who did not receive the securities as compensation for underwriting activities whether (1) the seller purchased the securities being registered for

resale in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had any agreements or understandings, directly or indirectly, with any person, to distribute the securities. If each such selling shareholder cannot provide these representations, state that the seller is an underwriter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Michael J. Danaher, Esq.
    Wilson Sonsini Goodrich & Rosati, P.C.